Mynaric Announces Voluntary Departure of CFO Stefan Berndt von-Bülow

MUNICH, August 20, 2024 – Today Mynaric (NASDAQ: MYNA) (FRA: M0YN) announces the voluntary departure of CFO Stefan Berndt von-Bülow for personal reasons, effective last week. Berndt von-Bülow has been with Mynaric since 2018 and assumed the role as CFO in 2020. As CFO, Berndt von-Bülow made significant contributions to the company’s financial strategy and operations, investor relations, several capital raises, significant debt financing, and, particularly Mynaric’s listing on Nasdaq in November 2021, during a time of significant growth and transformation.

“Stefan has been a key member of the management team, and we are grateful for his contributions,” said Mustafa Veziroglu, Mynaric CEO. “Under Stefan’s leadership, Mynaric transformed from a start-up company to a leading supplier of free space optical communications technology to both government and commercial organizations. We wish him the best in his future endeavors.”

“Stefan understood the importance of securing capital allowing us to innovate and improve our free space optical communications technology and products,” said Joachim Horwath, CTO and founder of Mynaric. “With his financial instinct, we were able to invest in the infrastructure and capabilities to develop and manufacture industry-leading laser communications terminals to meet the increased market demand.”

“On behalf of the entire supervisory board, I extend our deepest gratitude to Stefan for his dedication to Mynaric,” said Bulent Altan, Chairman, Mynaric Supervisory Board. “Stefan played a critical role as a member of the management team during a pivotal time as we achieved significant financial and operational milestones.”

Mynaric has initiated a global search for a new CFO. In the interim, the two remaining members of the management team, Mustafa Veziroglu and Joachim Horwath, will assume the responsibilities of the CFO.

About Mynaric

Mynaric (NASDAQ: MYNA)(FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C. For more information, visit mynaric.com.